President Street Global, LLC
Statement of Financial Condition

December 31, 2024

Assets	
Cash	$ 84,529
Warrants (at cost)	19,786
Fixed assets (net of $75 accumulated depreciation)	6,231
Total assets	110,546
Liabilities and Members' Equity	
Liabilities:	
Accounts payable	-
Subordinated loan	119,271
Total liabilities	119,271
Commitments and contingencies	-
Members' Equity (Deficit)	(8,725)
Total liabilities and members' equity	$ 110,546